Consent of Independent Registered Public Accounting Firm The Board of Directors of Organigram Holdings Inc. We consent to the use of: • Our report dated December 18, 2024, on the consolidated financial statements of Organigram Holdings Inc. (the “Company”) which comprise the consolidated statement of financial position as of September 30, 2024, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the year then ended, and the related notes (collectively, the “consolidated financial statements”), and • Our report dated December 18, 2024, on the effectiveness of the Company’s internal control over financial reporting as of September 30, 2024, each of which is included in the Annual Report on Form 40-F of the Entity for the twelve-month period ended September 30, 2024. We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-274686) on Form F-10. /s/ PKF O’Connor Davies, LLP New York, New York December 18, 2024